SPHERE 3D CORPORATION

Condensed Consolidated Financial Statements (Unaudited)

For the Three Months Ended March 31, 2014 and 2013

(Expressed in Canadian Dollars)

NOTICE TO READERS

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the interim financial statements have not been reviewed by an auditor.

The accompanying unaudited condensed consolidated interim financial statements of the Company have been prepared by and are the responsibility of the Company’s management. The unaudited condensed consolidated interim financial statements have been prepared using accounting policies in compliance with International Financial Reporting Stands for the preparation of the condensed consolidated interim financial statements and are in accordance with IAS 34 – Interim Financial Reporting.

The Company’s independent auditor has not performed a review of these unaudited condensed consolidated interim financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

Sphere 3D Corporation
Condensed Consolidated Statements of Financial Position (Unaudited)
As at
(Expressed in Canadian Dollars)

	March 31,	December 31,
	2014	2013
	(unaudited)	(audited)
Assets
Current
Cash and cash equivalents	$7,141,004	$5,550,788
Investments	295,850	312,823
Loans	-	203,641
Sales tax recoverable	155,602	95,088
Amounts receivable	201,100	-
Inventory	29,377	136,591
Advance equipment prepayment	336,165	397,702
Prepaid and sundry assets	126,894	142,361
	8,285,992	6,838,994

Capital assets (note 5)	534,549	389,119
Intangible assets (note 6)	18,419,505	1,668,079

	$27,240,046	$8,896,192

Liabilities
Current
Trade and other payables (note 7)	$818,871	$478,282
Current portion of contingent liability (note 6)	2,097,722	-
Deferred Revenue	343,137	504,488
	3,259,730	982,770

Contingent liability (note 6)	1,933,498	-
Derivative liability	325,521	-
Convertible debenture (note 8)	5,205,080	-
	10,723,829	982,770

Shareholders' Deficiency
Common share capital (note 9)	20,802,468	12,085,781
Other equity (note 10)	1,985,660	1,715,151
Deficit	(6,271,911)	(5,887,510)

	16,516,217	7,913,422

	$27,240,046	$8,896,192

Nature of operations (note 1)
Commitment and contingencies (note 12)
Subsequent events (note 15)

Approved by the Board	“Glenn Bowman”	“Peter Tassiopoulos”
	Director	Director

See accompanying notes, which are an integral part of these financial statements

Sphere 3D Corporation
Condensed Consolidated Statements of Comprehensive Loss (Unaudited)
(Expressed in Canadian Dollars)

	Three Months	Three Months
	Ended	Ended
	March 31,	March 31,
	2014	2013

Revenue	$1,005,334	$-

Expenses
Cost of goods sold	433,538	-
Salaries and consulting	611,856	394,469
Professional fees	49,283	78,480
General and administrative	144,518	82,965
Technology development	-	9,698
Public company expenses	58,610	32,899
Amortization of intangibles	873	873
Amortization of property and equipment	79,278	47,316

	1,377,956	646,700

Loss from operations	(372,622)	(646,700)

Finance income (expenses)
Interest income	841	1682
Interest expense	(14,289)	(269)
Foreign exchange gain	19,483	-
Investment holding loss	(17,814)	-

	(11,779)	1,413

Net comprehensive loss for the period	$(384,401)	$(645,287)

Loss per share

Basic and diluted	$(0.02)	$(0.04)

Weighted average number of common shares	21,691,980	16,114,339

See accompanying notes, which are an integral part of these financial statements

Sphere 3D Corporation
Condensed Consolidated Statements of Changes in Equity (Unaudited)
(Expressed in Canadian Dollars)

	Number of
	common	Common	Other
	shares	share capital	Equity	Deficit	Total

Balance at December 31, 2012	16,114,339	$5,409,488	$1,007,500	$(3,509,487)	$2,907,501

Stock based compensation			20,306		20,306
Comprehensive loss for the period				(645,287)	(645,287)

Balance at March 31, 2013	16,114,339	$5,409,488	$1,027,806	$(4,154,774)	$2,282,520

Issuance of common shares	1,250,000	4,187,500	-	-	4,187,500
Share issuance costs	-	(441,178)	-	-	(441,178)
Issuance of warrants	-	(860,000)	860,000	-	-
Exercise of warrants	2,784,840	3,844,720	(1,154,528)	-	2,690,192
Issuance of warrants on exercise	-	(703,000)	703,000	-	-
Exercise of options	180,001	148,251	(20,500)	-	127,751
Share-based payments	769,231	500,000	-	-	500,000
Stock based compensation	-	-	299,373	-	299,373
Comprehensive loss for the period	-	-	-	(1,732,736)	(1,732,736)

Balance at December 31, 2013	21,098,411	$12,085,781	$1,715,151	$(5,887,510)	$7,913,422
Issuance of common shares on acquisition of intangible assets	1,089,867	7,133,179	-	-	7,133,179
Exercise of warrants	874,743	1,501,783	(262,415)	-	1,239,368
Exercise of options	96,250	81,725	(13,625)	-	68,100
Stock based compensation	-	-	546,549		546,549
Comprehensive loss for the period	-	-	-	(384,401)	(384,401)

Balance at March 31, 2014	23,159,271	$20,802,468	$1,985,660	$(6,271,911)	$16,516,217

See accompanying notes, which are an integral part of these financial statements

Sphere 3D Corporation
Condensed Consolidated Statements of Cash Flows (Unaudited)
(Expressed in Canadian Dollars)

	Three Months	Three Months
	Ended	Ended
	March 31,	March 31,
	2014	2013

Cash flow from operating activities

Net comprehensive loss for the period	$(384,401)	$(645,287)
Items not affecting cash:
Adjustment for depreciation	79,278	47,316
Adjustment for amortization	873	873
Stock compensation expenses	334,640	20,306
Interest on long term investments	-	(1,658)
Unrealized foreign exchange gain	(136,601)	-
Change in working capital:
Change in investments	16,973	(24)
Change in sales tax recoverable	(60,514)	(43,230)
Change in amounts receivable	(201,100)	-
Change in inventory	107,214	-
Change in prepaid and sundry assets	122,348	(4,763)
Change in trade and other payables	116,467	(30,575)
Change in deferred revenue	(187,676)	-
Change in subscriptions received	-	150,035

Net cash used in operating activities	(192,499)	(507,007)

Cash flow from investing activities
Acquisition of property and equipment	(224,708)	(27,621)
Repayment of loans receivable	203,641	-
Acquisition of intangible assets.	(4,612,063)	-
Investment in technology	(488,623)	(44,843)

Net cash used in investing activities	(5,121,753)	(72,464)

Cash flow from financing activities
Proceeds from warrant exercises	1,239,368	-
Proceeds from options exercises	68,100	-
Debenture financing	5,597,000	-

Net cash generated in financing activities	6,904,468	-

Net increase / (decrease) in cash and cash equivalents	1,590,216	(579,471)

Cash and cash equivalents at opening	5,550,788	1,633,334

Cash and cash equivalents at closing	$7,141,004	$1,053,863

See accompanying notes, which are an integral part of these financial statements

Sphere 3D Corporation
Condensed Consolidated Statements of Cash Flows (Unaudited) - continued
(Expressed in Canadian Dollars)

	Three Months	Three Months
	Ended	Ended
	March 31,	March 31,
	2014	2013

Non-cash Investing and Financing Activities:

Issuance of common shares on acquisition of intangible assets	(7,133,179)	-
Contingent liability for the acquisition of intangible assets	(4,031,220)	-
Holdback on the acquisition of intangible assets	(223,880)	-

	$(11,388,279)	$-

See accompanying notes, which are an integral part of these financial statements

Sphere 3D Corporation
Notes to the Condensed Consolidated Interim Financial Statements
March 31, 2014 and 2013
(Expressed in Canadian Dollars)

1.	NATURE OF OPERATIONS

Sphere 3D Corporation (the "Company" or “Sphere 3D”) was incorporated under the Business Corporations Act (Ontario) on May 2, 2007 and is listed on the TSXV, under the trading symbol “ANY” and the OTC-QX, under the trading symbol “SPIHF” and has its main and registered office of the Company located at 240 Matheson Blvd. East, Mississauga, Ontario, L4Z 1X1.

Sphere 3D is a virtualization technology solution provider company focused on the commercialization and further development of its patent pending emulation and virtualization technology. These consolidated statements include the financial statements of the Company, its wholly-owned subsidiaries, V3 Systems Holdings, Inc., which was incorporated under the laws of the State of Delaware on January 14, 2014 and Sphere 3D Inc., which was incorporated under the Canada Business Corporation Act on October 20, 2009, and its wholly owned subsidiary, Frostcat Technologies Inc., which was incorporated under the Business Corporations Act (Ontario) on February 13, 2012.

The Company will have to raise additional capital to fund operations until such point that revenues from products and technology are able to fund operations. If the Company is not able to raise sufficient capital then there is the risk that the Company will not be able to realize the value of its assets and discharge its liabilities. To date the Company has been successful raising capital in fiscal 2013 and 2014. These proceeds are used to fund operations of the Company.

2.	Statement of Compliance

These condensed consolidated interim financial statements have been prepared using the same accounting policies and methods of computation as were applied in our most recent audited consolidated annual financial statements for the year ended December 31, 2013.

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standards (“IAS”) 34 “Interim Financial Reporting” (“IAS 34”) using accounting policies consistent with the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

These condensed consolidated interim financial statements do not include all of the information required of a full annual financial report and are intended to provide users with an update in relation to events and transactions that are significant to an understanding of the changes in financial position and performance of the Company since the end of the last annual reporting period. It is therefore recommended that these condensed consolidated interim financial statements be read in conjunction with the most recent audited consolidated annual financial statements of the Company for the year ended December 31, 2013, which are available at www.sedar.com.

These condensed consolidated interim financial statements were approved by the Board of Directors on May 27, 2014.

Sphere 3D Inc.
Notes to the Condensed Consolidated Interim Financial Statements
March 31, 2014 and 2013
(Expressed in Canadian Dollars)

3.	Significant Accounting Policies

The accounting policies set out below have been applied consistently to all periods presented in these financial statements as at and for the periods ended March 31, 2014 and 2013, unless otherwise indicated.

The consolidated financial statements comprise the accounts of the Company, and its controlled subsidiaries. The financial statements of the wholly owned subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. Consolidated financial statements are prepared using uniform accounting policies for like transactions and other events in similar circumstances.

All transactions and balances between the Company and its subsidiaries are eliminated on consolidation, including unrealized gains and losses on transactions between companies. Unrealized gains arising from transactions with equity accounted investees are eliminated against the investment to the extent of the Company’s interest in the investee. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

	(a)	Use of estimates and judgements

The preparation of the financial statements in conformity with IFRSs requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Information about significant areas of estimation uncertainty and critical judgements in applying accounting policies that have the most significant effect on the amounts recognised in the financial statements are noted below with further details of the assumptions in the following notes:

		(i)	Share-based payments

When charges for share-based payments are based on the equity instrument granted, the fair value is calculated at the date of the award. The equity instruments are valued using Black-Scholes; inputs to the model include assumptions on share price volatility, discount rates and expected life outstanding.

		(ii)	Investment in technology

The recoverability of the investment in technology is dependent on the future realization of cash flows from amounts spent.

		(iii)	Property and equipment

The useful lives of property and equipment are estimated based on the length of use of the assets by the Company.

Sphere 3D Inc.
Notes to the Condensed Consolidated Interim Financial Statements
March 31, 2014 and 2013
(Expressed in Canadian Dollars)

3.	Significant Accounting Policies (continued)

	(a)	Use of estimates and judgements (continued)

		(iv)	Income taxes

Tax interpretations, regulations and legislation in the jurisdiction in which the Company operates are subject to change. As such, income taxes are subject to measurement uncertainty. Deferred income tax assets are assessed by management at the end of the reporting period to determine the likelihood that they will be realised from future taxable earnings.

	(b)	Foreign currency

The functional currency of the Company and its subsidiaries is the Canadian dollar. Transactions in foreign currencies are translated to the functional currency of the Company at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated to Canadian dollars at the period end exchange rate. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date that the fair value was determined. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction.

	(c)	Financial instruments

		(i)	Non-derivative financial assets

Non-derivative financial instruments comprise of cash and cash equivalents, investments, loans, subscriptions receivable and trade and other payables. Non-derivatives financial instruments are recognised initially at the fair value plus, for instruments not at fair value through profit and loss, any directly attributable transaction costs. Subsequent to initial recognition non-derivative financial instruments are measured as described below.

		(ii)	Cash, cash equivalents and investments

Cash and cash equivalents comprise cash on hand, term deposits with banks, other short-term highly liquid investments with original maturities of three months or less. Bank overdrafts that are repayable on demand and form an integral part of the Company’s cash management, whereby management has the ability and intent to net bank overdrafts against cash, are included as a component of cash and cash equivalents for the purpose of the statement of cash flows.

Investments comprise highly liquid investments, in the form of guaranteed investment certificates, with maturities greater than three months but with cashable features. Investments have been used to secure the Company’s credit rating and are therefore separated from cash and cash equivalents for the purpose of the statement of cash flows.

Sphere 3D Inc.
Notes to the Condensed Consolidated Interim Financial Statements
March 31, 2014 and 2013
(Expressed in Canadian Dollars)

3.	Significant Accounting Policies (continued)

	(c)	Financial instruments (continued)

(iii) Financial assets at fair value through profit or loss

An instrument is classified at fair value through profit or loss if it is held or is designated as such upon initial recognition. Financial instruments are designated at fair value through profit or loss if the Company manages such investments and makes purchase and sale decisions based on their fair value in accordance with the Company’s documented risk management or investment strategy. Upon initial recognition the transaction costs are recognized in profit or loss when incurred. Financial instruments at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss. The Company has designated cash and cash equivalents, investments, contingent liability and derivative liability at fair value.

(iv) Other

Other non-derivative financial instruments, such as trade and other payables and convertible debentures, are measured at amortized cost using the effective interest method, less any impairment losses.

	(d)	Convertible debenture

The proceeds received on issue of the Company’s convertible debenture have been recorded as a liability included in borrowings on the consolidated statement of financial position. The convertible debenture contains an embedded derivative. The Company values the embedded derivative using an option pricing model and the residual amount is allocated to the debenture liability.

On conversion of the convertible debt to common shares the value of the convertible option is taken into share capital with any gain or loss flowing through profit or loss.

	(e)	Capital assets

(i) Recognition and measurement

Items of property and equipment are measured at cost less accumulated amortization and accumulated impairment losses. Costs include expenditure that is directly attributable to the acquisition of the asset.

When parts of an item of property and equipment have different useful lives, they are accounted for as separate items (major components) of property, plant and equipment.

Gains and losses on disposal of an item of property, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount of property and equipment, and are recognized net within other income in profit or loss.

Sphere 3D Inc.
Notes to the Condensed Consolidated Interim Financial Statements
March 31, 2014 and 2013
(Expressed in Canadian Dollars)

3.	Significant Accounting Policies (continued)

	(e)	Capital assets (continued)

		(ii)	Subsequent costs

The cost of replacing a part of an item of property and equipment is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Company, and its cost can be measured reliably. The carrying amount of the replaced part is derecognized. The costs of the day-to-day servicing of property and equipment are recognized in profit (loss) as incurred.

		(iii)	Amortization

Amortization is calculated as the cost of the asset less its residual value.

Amortization is recognized in profit or loss on a straight-line basis over the estimated useful lives of each part of an item of property and equipment, since this most closely reflects the expected pattern of consumption of the future economic benefits embodied in the assets.

The estimated useful lives for the current and comparative periods are as follows:

- Computer hardware	- 3 years
- Furniture and fixtures	- 5 years
- Marketing and Web Development	- 2 years
- Leasehold improvements	- over the term of the lease

This most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset.

Estimates for amortization methods, useful lives and residual values are reviewed at each reporting period-end and adjusted if appropriate.

(f)	Inventory

Inventories are measured at the lower of cost and net realizable value. The cost of inventories is based on the first-in first-out principle, and includes expenditure incurred in acquiring the inventories, production or conversion costs and other costs incurred in bringing them to their existing location and condition. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated cost of completion and selling expenses.

(g)	Trade and other payables

Trade and other payables are stated at cost.

Sphere 3D Inc.
Notes to the Condensed Consolidated Interim Financial Statements
March 31, 2014 and 2013
(Expressed in Canadian Dollars)

3.	Significant Accounting Policies (continued)

	(h)	Balance sheet

Assets and liabilities expected to be realised in, or intended for sale or consumption in, the

Company’s normal operating cycle, usually equal to 12 months, are recorded as current assets or liabilities.

	(i)	Statement of cash flows

The Company prepares its Statement of Cash Flows using the indirect method.

	(j)	Impairment

(i) Financial assets

A financial asset is assessed at each reporting date to determine whether there is any objective evidence that it is impaired. A financial asset is considered to be impaired if objective evidence indicates that one or more events have had a negative effect on the estimated future cash flows of that asset.

An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount, and the present value of the estimated future cash flows discounted at the original effective interest rate.

Individually significant financial assets are tested for impairment on an individual basis. The remaining financial assets are assessed collectively in groups that share similar credit risk characteristics.

All impairment losses are recognized in the statement of comprehensive loss.

An impairment loss is reversed if the reversal can be related objectively to an event occurring after the impairment loss was recognized. For financial assets measured at amortized cost the reversal is recognized in the statement of comprehensive loss.

(ii) Non-financial assets

The carrying amounts of the Company’s non-financial assets, other than deferred tax assets are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated.

For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets referred to as a cash generating unit (CGU). The recoverable amount of an asset or a CGU is the greater of its value in use and its fair value less cost to disposal.

In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Value in use is generally computed by reference to the present value of the future cash flows expected to be derived from sales.

Sphere 3D Inc.
Notes to the Condensed Consolidated Interim Financial Statements
March 31, 2014 and 2013
(Expressed in Canadian Dollars)

3.	Significant Accounting Policies (continued)

	(j)	Impairment (continued)

		(ii)	Non-financial assets (Cont’d)

Fair value less costs of disposal to sell is determined as the amount that would be obtained from the sale of a CGU in an arm’s length transaction between knowledgeable and willing parties. The fair value less cost of disposal is generally determined as the net present value of the estimated future cash flows expected to arise from the continued use of the CGU, including any expansion prospects, and its eventual disposal, using assumptions that an independent market participant may take into account. These cash flows are discounted by an appropriate discount rate which would be applied by such a market participant to arrive at a net present value of the CGU.

An impairment loss is recognized if the carrying amount of an asset or its CGU exceeds its estimated recoverable amount. Impairment losses are recognized in the statement of comprehensive loss. Impairment losses recognized in respect of CGU’s are allocated first to reduce the carrying amount of the other assets in the unit (group of units) on a pro rata basis.

An impairment loss in respect of other assets is assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depletion and depreciation or amortization, if no impairment loss had been recognized.

	(k)	Intangible assets

		(i)	Patents

Costs to obtain patents are capitalized and are amortized to operations on a straight-line basis over the underlying term of the patents, which is 20 years, commencing upon the registration of the patent.

		(ii)	Investment in Technology

The investment in technology consists of consideration paid for the acquisition of the technology. Amortization commences with the successful commercial production or use of the product or process. These costs are being amortized over a period of four years from commencement of commercial use, which has not yet commenced.

Sphere 3D Inc.
Notes to the Condensed Consolidated Interim Financial Statements
March 31, 2014 and 2013
(Expressed in Canadian Dollars)

3.	Significant Accounting Policies (continued)

	(k)	Intangible assets (continued)

(iii) Research and Development Costs

Research costs are charged to income when incurred.

Development costs are capitalized as intangible assets when the Company can demonstrate that the technical feasibility of the project has been established; the Company intends to complete the asset for use or sale and has the ability to do so; the asset can generate probable future economic benefits; the technical and financial resources are available to complete the development; and the Company can reliably measure the expenditure attributable to the intangible asset during its development. As of July, 2013, the Company has met the requirements for deferral of these expenses and has commenced capitalization of development costs incurred relating to its investment in technology. Amortization commences with the successful commercial production or use of the product or process. These costs are being amortized over a period of four years from commencement of commercial use, which has not yet commenced.

Investment Tax Credits ("ITCs") earned as a result of incurring Scientific Research and Experimental Development ("SRED") expenditures are recorded as a reduction of the related current period expense, the related deferred development costs or related capital assets. Management records ITC's when there is reasonable assurance of collection. To date, management has not recorded any amounts related to ITC’s.

	(l)	Share capital – common shares

Common shares are classified as equity. Incremental costs directly attributable to the issue of common shares and share options are recognized as a deduction from equity, net of any tax effects.

	(m)	Share based payments

The grant date fair value of options awarded to employees, directors, and service providers is measured using the Black-Scholes option pricing model and recognised in the statement of comprehensive loss, with corresponding increase in contributed surplus over the vesting period. A forfeiture rate is estimated on the grant date and is adjusted to reflect the actual number of options that vest. Upon exercise of the option, consideration received, together with the amount previously recognised in contributed surplus, is recorded as an increase to share capital.

Equity-settled share-based payment transactions with parties other than employees are measured at the fair value of the goods or services received, except where that fair value cannot be estimated reliably, in which case they are measured at the fair value of the equity instruments granted, measured at the date the entity obtains the goods or the counterparty renders the service.

Sphere 3D Inc.
Notes to the Condensed Consolidated Interim Financial Statements
March 31, 2014 and 2013
(Expressed in Canadian Dollars)

3.	Significant Accounting Policies (continued)

	(n)	Revenue

Revenue from sales of products is recognized when persuasive evidence of an arrangement exists, the price is fixed or determinable, collectability is reasonably assured and delivery has occurred. Under this policy, revenue on direct product sales is recognized upon shipment of products to customers. These customers are not entitled to any specific right of return or price protection, except for any defective product that may be returned under the Company's warranty policy. Generally, title and risk of loss transfer to the customer when the product leaves the Company's dock.

Warranty and Extended Services

The Company records a provision for estimated future warranty costs for both return-to-factory and on-site warranties. If future actual costs to repair were to differ significantly from estimates, the impact of these unforeseen costs or cost reductions would be recorded in subsequent periods. Separately priced extended warranties and service contracts are offered for sale to customers on all product lines. Extended warranty and service contract revenue is deferred and recognized as service revenue, over the period of the service agreement.

	(o)	Finance income and expenses

Finance expenses comprise interest expense on borrowings, changes in the fair value of financial assets at fair value through profit or loss and impairment losses recognized on financial assets.

Interest income is recognised as it accrues in profit or loss, using the effective interest method.

Foreign currency gain and losses, reported under finance income and expenses, are reported on a net basis.

	(p)	Income taxes

Income tax expense comprises current and deferred tax. Income tax expense is recognized in profit or loss except to the extent that it relates to items recognized directly in equity.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognised on the initial recognition of assets or liabilities in a transaction that is not a business combination. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realised simultaneously.

Sphere 3D Inc.
Notes to the Condensed Consolidated Interim Financial Statements
March 31, 2014 and 2013
(Expressed in Canadian Dollars)

3.	Significant Accounting Policies (continued)

(p)	Income taxes (continued)

A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

(q)	Loss per share

Basic earnings per share is calculated by dividing the profit or loss attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the period. Diluted earnings per share is determined by adjusting the profit or loss attributable to common shareholders and the weighted average number of common shares outstanding for the effects of dilutive instruments such as options and warrants. The dilutive effect on earnings per share is recognised on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments. It assumes that the proceeds would be used to purchase common shares at the average market price during the period. At year end, the effect of stock options, warrants and conversion feature on debt was anti-dilutive.

(r)	Provisions

A provision is recognized if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. Provisions are not recognised for future operating losses.

(s)	Contingent liability

A contingent liability is a possible obligation that arises from past events and of which the existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Company; or a present obligation that arises from past events (and therefore exists), but is not recognized because it is not probable that a transfer or use of assets, provision of services or any other transfer of economic benefits will be required to settle the obligation, or the amount of the obligation cannot be estimated reliably.

(t)	Change in accounting policies

Certain pronouncements were issued by the IASB or the IFRIC that are mandatory for accounting periods after December 31, 2014. Many are not applicable to, or do not have a significant impact on, the Corporation and have been excluded.

(i)	IAS 32 – Financial Instruments

IAS 32 Financial Instruments: Presentation was amended by the IASB in December 2011. Offsetting Financial Assets and Financial Liabilities amendment addresses inconsistencies identified in applying some of the offsetting criteria. At January 1, 2014, the Company adopted this pronouncement and there was no material impact on the Company’s financial statements.

Sphere 3D Inc.
Notes to the Condensed Consolidated Interim Financial Statements
March 31, 2014 and 2013
(Expressed in Canadian Dollars)

3.	Significant Accounting Policies (continued)

	(t)	Change in accounting policies (continued)

(ii) IAS 36 – Impairment of Assets

IAS 36 Impairment of Assets was amended by the IASB in June 2013. Recoverable Amount Disclosures for Non-Financial Assets amendment modifies certain disclosure requirements about the recoverable amount of impaired assets if that amount is based on fair value less costs of disposal. The amendment is effective for annual periods beginning on or after January 1, 2014. Earlier application is permitted when the entity has already applied IFRS 13. At January 1, 2014, the Company adopted this pronouncement and there was no material impact on the Company’s financial statements.

	(u)	Future accounting pronouncements

The accounting pronouncements detailed in this note have been issued but are not yet effective. The Company has not early adopted any of these standards and is currently evaluating the impact, if any, that these standards might have on its consolidated financial statements.

IFRS 9 – Financial Instruments

IFRS 9 was issued by the IASB in October 2010 and will replace IAS 39 - Financial Instruments: Recognition and Measurement (“IAS 39”). IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. Most of the requirements in IAS 39 for classification and measurement of financial liabilities were carried forward unchanged to IFRS 9. The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39.

The effective date of IFRS 9 was deferred to years beginning on or after January 1, 2018. Earlier application is permitted.

4.	Determination of Fair Value

A number of the Company’s accounting policies an d disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and/or disclosure purposes based on the following methods. When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

	(a)	Cash and cash equivalents, investments and trade and other payables.

The fair value of cash and cash equivalents, investments and trade and other payables is estimated as the present value of future cash flows, discounted at the market rate of interest at the reporting date. At March 31, 2014 and March 31, 2013, the fair value of these balances approximated their carrying value due to their short term to maturity.

Sphere 3D Inc.
Notes to the Condensed Consolidated Interim Financial Statements
March 31, 2014 and 2013
(Expressed in Canadian Dollars)

4.	Determination of Fair Value (continued)

(b)

The fair value of stock options and warrants are measured using a Black -Scholes, option pricing model. Measurement inputs include share price on measurement date, exercise price of the instrument, expected volatility (based on weighted average historic volatility adjusted for changes expected due to publicly available information), weighted average expected life of the instruments (based on historical experience and general option and warrant holder behaviour) and the risk-free interest rate (based on government bonds).

The carrying value of amounts receivable, loans and trade and other payables included in the financial position approximate fair value due to the short term nature of those instruments.

The following tables provide fair value measurement information for financial assets and liabilities as of March 31, 2014 and December 31, 2013.

			Fair value measurements using
			Quoted	Significant
			prices in	other	Significant
			Active	observable	unobservable
March 31, 2014	Carrying		Market	inputs	inputs
	amount	Fair value	(Level 1)	(Level 2)	(Level 3)
Financial assets
Cash and cash equivalents	$7,141,004	$7,141,004	$7,141,004	$-	$-
Investments	$295,850	$295,850	$295,850	$-	$-
Financial liabilities
Derivative liability	$325,521	$325,521	$-	$325,521	$-
Contingent liability	$4,031,220	$4,031,220	$-	$4,031,220	$-

Fair value measurements using
			Quoted	Significant
			prices in	other	Significant
			Active	observable	unobservable
December 31,	Carrying		Market	inputs	inputs
2013	amount	Fair value	(Level 1)	(Level 2)	(Level 3)
Financial assets
Cash and cash equivalents	$5,550,788	$5,550,788	$5,550,788	$-	$-
Investments	$312,823	$312,823	$312,823	$-	$-

Level 1 fair value measurements are based on unadjusted quoted market prices.

Level 2 fair value measurements are based on valuation models and techniques where the significant inputs are derived from quoted indices.

Level 3 fair value measurements are those with inputs for the asset or liability that are not based on observable market data.

Sphere 3D Inc.
Notes to the Condensed Consolidated Interim Financial Statements
March 31, 2014 and 2013
(Expressed in Canadian Dollars)

5.	Capital assets

Cost	Computer	Furniture	Marketing &	Leaseholds	Total
	Hardware	and	Web
		Fixtures	Development

Balance at December 31, 2012	$509,684	$6,463	$-	$78,894	$595,041
Additions	148,895	-	104,220	-	253,115
Disposals	-	-	-	-	-

Balance at December 31, 2013	$658,579	$6,463	$104,220	$78,894	$848,156
Additions	183,578	26,171	15,096	3,243	228,088
Disposals	(4,056)	-	-	-	(4,056)

Balance at March 31, 2014	$838,101	$32,634	$119,316	$82,137	$1,072,188

Accumulated Depreciation	Computer	Furniture	Marketing &	Leaseholds	Total
	Hardware	and	Web
		Fixtures	Development

Balance at December 31, 2012	$215,091	$949	$-	$20,874	$236,914
Additions	183,977	1,293	21,075	15,778	222,123
Disposals	-	-	-	-	-

Balance at December 31, 2013	$399,068	$2,242	$21,075	$36,652	$459,037
Additions	60,779	828	13,656	4,015	79,278
Disposals	(676)	-	-	-	(676)

Balance at March 31, 2014	$459,171	$3,070	$34,731	$40,667	$537,639

Net book value as at December 31, 2013	$259,511	$4,221	$83,145	$42,242	$389,119

Net book value as at March 31, 2014	$378,930	$29,564	$84,585	$41,470	$534,549

Sphere 3D Inc.
Notes to the Condensed Consolidated Interim Financial Statements
March 31, 2014 and 2013
(Expressed in Canadian Dollars)

6.	Intangible assets

	(i)	Emulation and virtualization technology

On December 31, 2010, the Company acquired all rights and assets related to the emulation and virtualization technology from Promotion Depot Inc., in a non-arms length transaction, in exchange for 1,000,000 shares of the Company’s common stock. Since the fair value of the assets received are not readily determinable, the investment was valued based on the $695,000 fair value of the shares received by Promotion Depot Inc. The technology acquired is still in the development stage and not in commercial use. As such, amortization of this asset has not commenced.

As of July 2013, the Company met the requirements for the deferral of development costs, under IFRS, and has commenced capitalizing the development costs incurred during the period. The technology acquired is still in the development stage and not in commercial use. As such, amortization of this asset has not commenced.

	(ii)	Virtual Desktop Infrastructure (“VDI”) technology

On March 21, 2014, the Company closed an Asset Purchase Agreement to acquire the VDI technology, Desktop Cloud Orchestrator software, patents, trademarks and certain other intellectual property of V3 Systems, Inc.

At closing, the Company paid a purchase price of $11,829,505, in the form of USD$4M in cash and 1,089,867 shares of common stock.

In addition, the Company shall pay an earn-out (the “Earn-Out”), based on achieving certain milestones in revenue and gross margin, related to the VDI technology, of up to a further U.S. $5.0 million, payable at the discretion of Sphere 3D in cash or shares (up to a maximum of 1,051,414 common shares), to be priced at a 20-day weighted average price calculated at the time(s) the Earn-Out is realized. The Earn-Out is based on a sliding scale of revenue of the VDI technology (subject to minimum margin realization), subject to a maximum payment of U.S. $5.0 million upon earn-out revenue of U.S. $12.5 million. The Earn-Out was valued on a discounted cash flow basis using a discount rate of 35%.

The fair value of the consideration issued for the VDI technology. is as follows:

Cash consideration paid	$4,472,446
Cash consideration owing – current holdback	223,880
1,089,867 common shares valued at $6.545 per share	7,133,179
Fair value of Earn-Out	4,082,645

Total consideration	15,912,150

Cost of acquisition	139,617

Allocated to intangible assets	$16,051,767

(iIi)	Patents

During the three months ended March 31, 2014, the Company converted 3 provisional patents to full patent filings; bringing the total number of full patent filings to 12.

Sphere 3D Inc.
Notes to the Condensed Consolidated Interim Financial Statements
March 31, 2014 and 2013
(Expressed in Canadian Dollars)

6.	Intangible assets (continued)

	Emulation and	VDI
Cost	virtualization		Patents	Total
	technology	technology

Balance at December 31, 2012	$695,000	$-	$25,000	$720,000
Additions	885,250	-	67,571	952,821
Disposals	-	-	-	-
Balance at December 31, 2013	1,580,250	-	92,571	1,672,821
Additions	697,967	16,051,767	2,565	16,752,299
Disposals	-	-	-	-

Balance at March 31, 2014	$2,278,217	$16,051,767	$95,136	$18,425,120

	Emulation and	VDI
Accumulated amortization	virtualization		Patents	Total
	technology	technology

Balance at December 31, 2012	$-	$-	$1,250	$1,250
Additions	-	-	3,492	3,492
Disposals	-	-	-	-
Balance at December 31, 2013	$-	$-	$4,742	$4,742
Additions	-	-	873	873
Disposals	-	-	-	-

Balance at March 31, 2014	$-	$-	$5,615	$5,615

Net book value as at December 31, 2013	$1,580,250	$-	$87,829	$1,668,079

Net book value as at March 31, 2014	$2,278,217	$16,051,767	$89,521	$18,419,505

Sphere 3D Inc.
Notes to the Condensed Consolidated Interim Financial Statements
March 31, 2014 and 2013
(Expressed in Canadian Dollars)

7.	Trade and other payables

	March 31	December 31
	2014	2013
Trade payables	$204,154	$161,337
Non-trade payables and accrued expenses	614,717	316,945
	$818,871	$478,282

8.	Convertible debenture

On March 21, 2014, the Company issued a senior secured convertible debenture for USD$5,000,000. Simple interest is payable semi-annually at an annual rate of 8%. The note is convertible into common shares of the Company, at any time at the option of the holders, at a conversion rate of USD$7.50 per share.

The Company has the option, up to March 21, 2015, and upon ten days’ notice, to repay the debenture at 120% of the outstanding principal and interest and the option, from March 21, 2015 to March 21, 2016, to repay the debenture at 125% of the outstanding principal and interest. In addition, the Company has the right to force the conversion of the debenture at any time that the weighted average price of the Company’s common stock for ten consecutive days has exceeded USD$11.25.

The note is secured by a general security interest in all of the assets of the Company. Any unconverted principal and accrued interest balance is payable at maturity, on March 21, 2018.

The debenture represents a hybrid instrument that needs to be bifurcated between its liability and derivative components. The liability component was determined by reference to the fair value of a similar stand-alone debt instrument, excluding the derivative components, with the residual amount allocated to the derivative components.

The fair value of a similar stand-alone debenture excluding the equity components was determined using an estimated discount rate of 9.25% . The estimated discount rate was derived based on the evaluation of other longer term debt offerings and is subject to estimation uncertainty.

	March 31,	December 31
As at	2014	2013

Debenture	$5,597,000	$-
Less: Derivative liability	(325,521)
Less: Currency translation adjustment	(66,399)	-

	$5,205,080	$-

Sphere 3D Inc.
Notes to the Condensed Consolidated Interim Financial Statements
March 31, 2014 and 2013
(Expressed in Canadian Dollars)

9.	Share Capital

Authorized

an unlimited number of common shares

Issued and outstanding

	Number
	of Shares	Value

Balance, December 31, 2012	16,114,339	$5,409,488

Issued for cash (net of cash fees of $441,178) (ii)	1,250,000	3,746,322
Less: Proceeds allocated to warrants		(775,000)
Brokers warrants		(85,000)
Issued on exercise of warrants	2,784,840	3,844,720
Warrants issued on exercise		(703,000)
Issued on exercise of options	180,001	148,251
Issued for future services (i)	769,231	500,000

Balance, December 31, 2013	21,098,411	$12,085,781

Issuance of common shares on acquisition of intangible assets (note 6)	1,089,867	7,133,179
Issued on exercise of warrants	874,743	1,501,783
Issued on exercise of options	96,250	81,725

Balance, March 31, 2014	23,159,271	$20,802,468

(i)	On July 15, 2013, in connection with a supply agreement (the “Supplier Agreement”) with

Overland Storage, Inc., the Company issued 769,231 shares of common stock, with a value of $500,000, to Overland Storage Inc. (“Overland”) as a prepayment for systems infrastructure. Pursuant to the Supplier Agreement entered into between Overland and the Company, the Company has agreed to pay for up to $1.5 million of cloud infrastructure equipment purchases from Overland in the form of common shares in the capital of the Company (the “Common Shares”) as follows: (i) 769,231 Common Shares at a fair value of $0.65, having a value of $500,000 were issued on Closing; and (ii) that number of Common Shares equal to $500,000 divided by the 10 trading day average of the closing price per share of Common Shares ending 3 trading days prior to each of the first and second year anniversary date of the Supply Agreement, to a maximum of 769,231 Common Shares on each date having a value of $500,000. Such Sphere 3D shares are subject to a four months and one day hold period from the date of issuance in accordance with applicable Canadian securities laws. The equipment purchased has been included in inventory and advance equipment payments.

(iv)	On November 12, 2013, the Company closed an underwritten financing for the sale of 1,250,000 units, at a price of $3.35 per unit of gross proceeds of $4,187,500.

Each Unit consisted of one common share of the Company (a “Common Share”) and one-half of one Common Share purchase warrant (each full warrant, a “Warrant”), each full Warrant being exercisable to acquire one Common Share at a purchase price of $4.50 for a period of 24 months following the closing of the Offering. The Warrants are subject to an acceleration clause whereby should the Common Shares trade at $6.00 or more for more than 10 consecutive trading days on the TSX Venture Exchange or other principal exchange, the Company has the right to issue notice to the warrant holders to accelerate the exercise period to a period ending 20 trading days from the date of notice. The warrants were valued at $775,000.

Sphere 3D Inc.
Notes to the Condensed Consolidated Interim Financial Statements
March 31, 2014 and 2013
(Expressed in Canadian Dollars)

9.	Share Capital (continued)

	(iv)	continued

The Underwriters received a cash commission equal to 6% of the gross proceeds of the Offering, were reimbursed for fees and expenses incurred in connection with the Offering, and received compensation warrants (the “Broker Warrants”) to acquire Common Shares equal to 8% of the number of Units sold under the Offering. Each Broker Warrant is exercisable at $3.35 per common share for a period of 24 months from the closing date. The broker warrants were valued at $85,000.

The fair value of the warrants issued were estimated at the date of grant using the Black-Scholes model with the following weighted average assumptions:

			Broker
		Investor	Unit
		Warrants	Warrants

(I)	dividend yield	0%	0%
(II)	expected volatility	60%	60%
(III)	a risk free interest	1.71%	1.71%
(IV)	an expected life	2 years	2 years
(V)	a share price	$4.73	$3.35
(VI)	an exercise price	$4.50	$3.35

Expected volatility was based on comparable companies.

Escrowed shares

With the completion of the Transaction and the Company’s subsequent listing on the TSXV, certain common shares of the Company are subject to escrow in accordance with TSXV policies. There are two separate escrow agreements in place which are subject to different rates of release. The following table summarizes the common shares that were issued by the Company and are subject to and held under each escrow and the dates of release therefrom:

	Surplus Share		Value Share
	Escrow		Escrow		Total
	Number	%	Number	%	Number	%

Balance at December 21, 2012	4,655,000	100	4,306,250	100	8,961,250	100

Released - December 27, 2012(1)	232,750	5	430,625	10	663,375	7
Released - June 27, 2013	232,750	5	645,937	15	878,687	10
Released - December 27, 2013	465,500	10	645,937	15	1,111,437	13

Total subject to escrow at March 31, 2014 and December 31, 2013	3,724,000	80	2,583,751	60	6,307,751	70

Sphere 3D Inc.
Notes to the Condensed Consolidated Interim Financial Statements
March 31, 2014 and 2013
(Expressed in Canadian Dollars)

9.	Share Capital (continued)

Escrowed shares (continued)

Future releases

June 27, 2014	465,500	10	645,937	15	1,111,437	13
December 27, 2014	698,250	15	645,938	15	1,344,188	15
June 27, 2015	698,250	15	645,938	15	1,344,188	15
December 27, 2015	1,862,000	40	645,938	15	2,507,938	27

Total future releases	3,724,000	80	2,583,751	60	6,307,751	70

(1)	Date of issuance of TSXV exchange bulletin announcing the commencement of trading of the Company’s stock.

Escrowed shares are subject to release every six months from the date of the exchange bulletin, at the rate shown. Release dates can change if the Company were to move to the TSX Tier 1 Exchange. As well, if the operations or development of the Intellectual Property or the business are discontinued then the unreleased securities held in the QT Escrow will be cancelled.

Stock Options

i.

On March 4, 2013, the directors of the Company approved the award of 100,000 options, which vest in 4 equal quarterly amounts, exercisable for 5 years, with a value of $18,500. The fair value of the options issued was estimated at the date of grant using the Black-Scholes model with the following weighted average assumptions: (I) dividend yield of 0%; (II) expected volatility of 60%; (III) a risk free interest rate of 1.71% (IV) an expected life of 3 years; (V) an exercise price of $0.85 and (VI) a share price of $0.60. Expected volatility was based on comparable companies.

ii.

On March 5, 2013, the directors of the Company approved the award of 320,000 options, which vest in 4 equal quarterly amounts, exercisable for 5 years, with a value of $79,000. The fair value of the options issued was estimated at the date of grant using the Black-Scholes model with the following weighted average assumptions: (I) dividend yield of 0%; (II) expected volatility of 60%; (III) a risk free interest rate of 1.71% (IV) an expected life of 3 years; (V) an exercise price of $0.60 and (VI) a share price of $0.60. Expected volatility was based on comparable companies.

iii.

On April 17, 2013, the directors of the Company approved a fiscal 2013 compensation plan for the independent directors of the Company. The plan calls for the payment of $7,500 per quarter to the independent directors, which can be paid by cash or the issuance of common stock, at the Company’s discretion, subject to TSXV approval. In addition, each of the independent directors was awarded options to purchase 25,000 shares of the Company’s common shares. The award of 75,000 fully vested options, exercisable for 10 years, was valued at $14,000. The fair value of the options issued was estimated at the date of grant using the Black-Scholes model with the following weighted average assumptions: (I) dividend yield of 0%; (II) expected volatility of 60%; (III) a risk free interest rate of 1.71% (IV) an expected life of 3 years; (V) an exercise price of $0.85 and (VI) a share price of $0.60. Expected volatility was based on comparable companies.

iv.

On July 3, 2013, the directors of the Company approved the award of 300,000 options, which vest in 4 equal quarterly amounts, exercisable for 5 years, with a value of $50,000. The fair value of the options issued was estimated at the date of grant using the Black-Scholes model with the following weighted average assumptions: (I) dividend yield of 0%; (II) expected volatility of 60%; (III) a risk free interest rate of 1.71% (IV) an expected life of 3 years; (V) an exercise price of $0.65 and (VI) a share price of $0.51. Expected volatility was based on comparable companies.

Sphere 3D Inc.
Notes to the Condensed Consolidated Interim Financial Statements
March 31, 2014 and 2013
(Expressed in Canadian Dollars)

9.	Share Capital (continued)

Stock Options (continued)

v.

On July 3, 2013, the directors of the Company approved the award of 50,000 options, which vested immediately, exercisable for 5 years, with a value of $8,000. The fair value of the options issued was estimated at the date of grant using the Black-Scholes model with the following weighted average assumptions: (I) dividend yield of 0%; (II) expected volatility of 60%; (III) a risk free interest rate of 1.71% (IV) an expected life of 3 years; (V) an exercise price of $0.65 and (VI) a share price of $0.51. Expected volatility was based on comparable companies.

vi.

In connection with the appointment of Mr. Eric Kelly to the Board of Directors of the Company and his undertaking to become the Chairman, on July 3, 2013, the directors of the Company approved the award to Mr. Eric Kelly of 850,000 options, which vest quarterly over three years, exercisable for 10 years, with a value of $215,000. The fair value of the options issued was estimated at the date of grant using the Black-Scholes model with the following weighted average assumptions: (I) dividend yield of 0%; (II) expected volatility of 60%; (III) a risk free interest rate of 1.71% (IV) an expected life of 3 years; (V) an exercise price of $0.65 and (VI) a share price of $0.64. Expected volatility was based on comparable companies.

vii.

On August 30, 2013, the directors of the Company approved the award of 100,000 options, which vest in 4 equal quarterly amounts, exercisable for 10 years, with a value of $100,000. The fair value of the options issued was estimated at the date of grant using the Black-Scholes model with the following weighted average assumptions: (I) dividend yield of 0%; (II) expected volatility of 60%; (III) a risk free interest rate of 1.71% (IV) an expected life of 3 years; (V) an exercise price of $2.50 and (VI) a share price of $2.50. Expected volatility was based on comparable companies.

viii.

On September 16, 2013, at the annual and special meeting of the shareholders of the Company, the shareholders ratified the adoption of a fixed stock option plan, authorizing the award of up to 3,375,000 shares, being approximately 20% of the common shares outstanding at the record date for the meeting.

ix.

One September 16, 2013, the directors of the Company approved the award of 450,000 options, which vest in 4 equal quarterly amounts, exercisable for 10 years, with a value of $500,000. The fair value of the options issued was estimated at the date of grant using the Black-Scholes model with the following weighted average assumptions: (I) dividend yield of 0%; (II) expected volatility of 60%; (III) a risk free interest rate of 1.71% (IV) an expected life of 3 years; (V) an exercise price of $2.68 and (VI) a share price of $2.68. Expected volatility was based on comparable companies. In connection with the awards made to the independent directors of the Company, the directors agreed to waive future quarterly fees until the Company achieves commercialization.

x.

On November 1, 2013, the directors of the Company approved the award of 50,000 options, which vest in 4 equal quarterly amounts, exercisable for 10 years, with a value of $88,000. The fair value of the options issued was estimated at the date of grant using the Black -Scholes model with the following weighted average assumptions: (I) dividend yield of 0%; (II) expected volatility of 60%; (III) a risk free interest rate of 1.71% (IV) an expected life of 3 years; (V) an exercise price of $4.28 and (VI) a share price of $4.28. Expected volatility was based on comparable companies.

Sphere 3D Inc.
Notes to the Condensed Consolidated Interim Financial Statements
March 31, 2014 and 2013
(Expressed in Canadian Dollars)

9.	Share Capital (continued) Stock Options (continued)

xi.

On February 5, 2014, the directors of the Company approved the award of 50,000 options, which vest in 4 equal quarterly amounts, exercisable for 10 years, with a value of $212,493. The fair value of the options issued was estimated at the date of grant using the Black-Scholes model with the following weighted average assumptions: (I) dividend yield of 0%; (II) expected volatility of 102.39%; (III) a risk free interest rate of 1.71% (IV) an expected life of 3 years; (V) an exercise price of $6.54 and (VI) a share price of $6.54. Expected volatility was based on the

Company’s historical stock price.

As at March 31, 2014 the Company had 388,749 additional options available for issuance. A continuity of the unexercised options to purchase common shares is as follows:

	Weighted average
	exercise price	Number

Balance at December 31, 2012	$0.83	1,015,000
Granted	1.24	2,295,001
Exercised	0.71	(180,001)
Expired	0.60	(320,000)

Outstanding at December 31, 2013	$1.18	2,810,000
Granted	6.54	50,000
Exercised	0.71	(96,250)
Expired	2.68	(3,750)

Outstanding at March 31, 2014	$1.39	2,760,000

The weighted average share price on the date of exercise was $7.05 (December 31, 2013 -$3.69) .

The following table provides further information on the outstanding options as at December 31, 2013:

Expiry Date	Number exercisable	Number outstanding	Weighted average exercise price	Weighted average years remaining
March 4, 2018	100,000	100,000	$ 0.85	4.00
July 3, 2018	50,000	150,000	0.65	4.25
January 16, 2022	640,000	640,000	0.83	7.79
September 19, 2022	183,333	300,000	0.85	8.46
April 16, 2023	75,000	75,000	0.85	9.04
July 2, 2023	212,499	850,000	0.65	9.25
August 29, 2023	50,000	100,000	2.50	9.42
September 15, 2023	222,500	445,000	2.68	9.46
October 31, 2023	12,500	50,000	4.28	9.58
February 4, 2024	-	50,000	6.54	9.92
	1,545,832	2,760,000	$ 1.16	8.87

Sphere 3D Inc.
Notes to the Condensed Consolidated Interim Financial Statements
March 31, 2014 and 2013
(Expressed in Canadian Dollars)

9.	Share Capital (continued)

Warrants

The Company had the following warrants outstanding:

			Weighted Average
		Number of	Exercise
		Warrants	Price

Outstanding at December 31, 2012		4,262,442	$0.98

Exercised –	Broker Warrants	(152,528)	0.70
	Investor Warrants	(1,980,462)	1.00
	Broker Unit Warrants(1)	(325,925)	0.85

Issued on exercise of Broker Unit Warrants		325,925	1.00
Exercise of warrants issued		(325,925)	1.00

Granted –	Investor Warrants	625,000	4.50
	Broker Unit Warrants(2)	100,000	3.35

Outstanding at December 31, 2013		2,528,527	$1.96

Exercised –	Broker Unit Warrants	(90,000)	3.35
	Investor Warrants	(784,743)	1.20
Granted –	Investor Warrants	45,000	4.50

Outstanding at March 31, 2014		1,698,784	2.31

The weighted average share price on the dates of exercise was $6.84 (December 31, 2013 -$3.46).

(1)

The Broker Unit Warrants were exercisable into Sphere 3D Units at an exercise price of $0.85 per unit within two years of closing of the Financing. Each Sphere 3D Unit consists of a Sphere 3D Share and a Sphere 3D Investor Warrant, exercisable at $1.00.

Upon exercise of the Broker Unit Warrants Sphere 3D Investor Warrants were issued, at a cumulative value of $703,000. The fair value of the warrants issued was estimated at the date of exercise of the Broker Unit Warrant using the Black-Scholes model with the following weighted average assumptions: (I) dividend yield of 0%; (II) expected volatility of 60%; (III) a risk free interest rate of 1.71% (IV) an average expected life of less than 1 year; (V) an exercise price of $1.00 and (VI) an average share price of $3.13. Expected volatility was based on comparable companies.

(2)

The Broker Unit Warrants were exercisable into Sphere 3D Units at an exercise price of $3.35 per unit within two years of closing of the Financing. Each Sphere 3D Unit consists of a Sphere 3D Share and a Sphere 3D Investor Warrant, exercisable at $4.50.

Sphere 3D Inc.
Notes to the Condensed Consolidated Interim Financial Statements
March 31, 2014 and 2013
(Expressed in Canadian Dollars)

10.	Other Equity

	March 31,	December 31,
	2014	2013

Other equity beginning of period	$1,715,151	$1,007,500
Value of warrants issued	-	1,563,000
Stock based compensation	546,549	319,679
Value of warrants exercised	(262,415)	(1,154,528)
Value of options exercised	(13,625)	(20,500)

Other equity end of period	$1,985,660	$1,715,151

11.	Related Party Transactions

Related parties of the Company include the Company’s key management personnel and independent directors.

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly, including any director (whether executive or otherwise).

The compensation paid or payable to key management personnel is shown below:

	March 31	March 31
	2014	2013
Salaries, management fees and benefits	$122,500	$142,500
Share-based payments - management	-	18,500
Share-based payments - directors	-	-

	$122,500	$161,000

Legal services of $114,877 (2013 - $16,691) were provided by a legal firm affiliated with a director of the Company.

Amounts owing to related parties at period end included in trade and other payables total $176,025 (2013 - $22,500)

Sphere 3D Inc.
Notes to the Condensed Consolidated Interim Financial Statements
March 31, 2014 and 2013
(Expressed in Canadian Dollars)

12.	Commitment and Contingencies

The Company entered into a five year lease, for a 6,000 square foot, free standing building, on May 1, 2011. In addition to the minimum lease payments, the Company is required to pay operating costs estimated at $27,000 per year. The minimum lease payments for the Company’s facility in

Mississauga, are as follows:

2014	$43,500
2015	59,500
2016	20,000

Refer to note 9(i) for additional commitments to issue shares.

Legal Matters

The Company has been named as a defendant in actions that arose as a result of the announcement of the agreement to merge with Overland Storage, Inc. (note 15 (a)) With respect to these matters, based on the management’s current knowledge, the Company believes that the amount or range of reasonable possible loss, if any, will not, either individually or in the aggregate, have a material adverse effect on the Company’s business, consolidated financial position, results of operations or cash flows.

13.	Capital Risk Management

The Company is not subject to externally imposed capital requirements and there has been no change with respect to the overall capital risk management strategy during the period ended March 31, 2014 and December 31, 2013.

14.	Financial Risk Management

The Company is exposed to a variety of financial risks by virtue of its activities: market risk (including currency risk and interest rate risk), credit risk and liquidity risk. The overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on financial performance.

Risk management is carried out by management under policies approved by the Board of Directors. Management is charged with the responsibility of establishing controls and procedures to ensure that financial risks are mitigated in accordance with the approved policies.

	(a)	Market risk

		(i)	Currency risk:

The Company is still in its pre-commercialization phase and as such has limited exposure to foreign exchange risk. Foreign exchange risk arises from purchase transactions as well as recognized financial assets and liabilities denominated in foreign currencies.

		(ii)	Interest rate risk:

Interest rate risk is the risk that the future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

Financial assets and financial liabilities with variable interest rates expose the Company to cash flow interest rate risk. The convertible debenture is at a fixed rate. The Company's cash and cash equivalents and investments earn interest at market rates.

Sphere 3D Inc.
Notes to the Condensed Consolidated Interim Financial Statements
March 31, 2014 and 2013
(Expressed in Canadian Dollars)

14.	Financial Risk Management (continued)

(a) Market risk (continued)

The Company manages its interest rate risk by maximizing the interest income earned on excess funds while maintaining the liquidity necessary to conduct operations on a day-to-day basis. Fluctuations in market rates of interest do not have a significant impact on the Company’s results of operations as interest expense represents approximately 0.1% (2012 – 0.7%) of total expenses. A 1.0% change in interest rates would not have a significant impact on the interest income.

(b)	Credit risk

The Company is subject to risk of non-payment of amounts receivable. The Company mitigates this risk by monitoring the credit worthiness of its customers.

(c)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations as they fall due. The Company manages its liquidity risk by forecasting cash flows from operations and anticipated investing and financing activities. Senior management is also actively involved in the review and approval of planned expenditures.

As at March 31, 2014, the Company has trade and other payables of $883,129 (December 31, 2013 - $478,282) due within 12 months and has cash and cash equivalents of $7,141,004 (December 31, 2013 - $5,550,788) to meet its current obligations.

15.	Subsequent Events

	a)	Overland Merger

On May 15, 2014, the Company entered into a definitive merger agreement (the “Merger Agreement”) with Overland Storage, Inc. (“Overland”), pursuant to which Overland and a wholly-owned subsidiary of Sphere 3D would combine (the “Transaction”). After completion of the Transaction, it is expected that current holders of Overland securities will own approximately 28.8% of Sphere 3D, on a fully diluted basis, as a result of their exchange of securities in the Transaction.

Under the terms of the Merger Agreement, the Company will issue a total of 9,443,882 common shares (“Common Shares”) on closing, subject to adjustment, for all of the outstanding share capital of Overland (“Overland Shares”) on the basis of one Overland Share for 0.510594 Common Shares of Sphere 3D (the “Exchange Ratio”). In addition,

Sphere 3D will issue 1,467,906 warrants, 143,325 options and 505,321 restricted share units, or equivalents, in exchange for the outstanding convertible securities of Overland, calculated on the basis of the Exchange Ratio. All issued and outstanding stock appreciation rights of Overland will terminate on closing. The average exercise price of the options and warrants are US$22.62 and US17.28, respectively. At current pricing, the Company believes it is unlikely that any of these options and warrants will be exercised.

On May 14, 2014, the last trading day prior to the announcement of the transaction, the closing price of the Overland Shares, on the NASDAQ, was US$2.90 and the closing price of the Common Shares of Sphere 3D, on the TSX Venture Exchange (the “TSXV”), was C$9.46 (or US$8.68). Based on the closing price of the Common Shares of Sphere 3D on May 14, 2014, the total consideration payable to holders of Overland shareholders has an implied value of approximately US$81.13 million or approximately US$4.43 per Overland Share.

Sphere 3D Inc.
Notes to the Condensed Consolidated Interim Financial Statements
March 31, 2014 and 2013
(Expressed in Canadian Dollars)

15.	Subsequent Events (continued)

	a)	Overland Merger (continued)

Both companies’ boards of directors have unanimously approved the Merger Agreement. The Transaction is subject customary closing conditions, shareholder approval of Overland and receipt of all necessary regulatory approvals, including the approval of the TSXV.

The completion of the financing (see Note 15 b) is integral to the consummation of the Merger Agreement. A minimum of USD $5,000,000 of the financing will used to cover advances to Overland as contemplated by the Merger Agreement. In addition, subject to further board approval, the Company may advance further funds to support Overland’s working capital requirements. To date the Company has advanced Overland USD $4,000,000, under a secured promissory note, repayable on May 15, 2018 and bearing interest at prime plus 2%.

	b)	Financing

The Company has entered into an agreement with a syndicate of investment dealers led by Cormark Securities Inc., and including Jacob Securities Inc. and Paradigm Capital Inc. (collectively, the “Underwriters”) pursuant to which the Underwriters have agreed to purchase, on a bought deal basis, 1,176,500 special warrants of the Company (“Special Warrants”) at a price of $8.50 per Special Warrants (the “Issue Price”), resulting in gross proceeds of $10,000,250 to the Company (the “Offering”). Each Special Warrant is exercisable into one unit of the Company (a “Unit”) with each Unit being comprised of one Common Share of the Company and one-half of a Common Share purchase warrant of the Company (a “Warrant”). Each whole Warrant is exercisable at an exercise price of $11.50 for a period of two years from the closing date.

The Underwriters will have the option (the “Underwriters’ Option”) to arrange for the purchase of up to an additional 15% of Special Warrants (being up to 176,475 Special Warrants) sold under the Offering at the Issue Price. The Underwriters’ Option shall be exercisable, in whole or in part, until the time of closing. The Underwriters shall be entitled to the same commission provided for below in respect of any Special Warrants issued and sold upon exercise of the Underwriters’ Option.

The Underwriters are entitled to receive a cash commission equal to 6% of the gross proceeds of the Offering. The Company will also reimburse the Underwriters for reasonable fees and expenses incurred in connection with the Offering.

The Offering is scheduled to close on or before June 3, 2014. All securities issued in connection with the Offering are subject to a four-month hold period from the issuance date in accordance with the policies of the TSXV and applicable Canadian securities laws. The Offering is subject to all required regulatory approvals, including the approval of the TSXV.

Sphere 3D intends to file a short-form prospectus in each of the Provinces of British Columbia, Alberta and Ontario (and such other provinces and territories of Canada as may be agreed to by Cormark Securities Inc. and the Corporation) qualifying the Units issuable upon exercise or deemed exercise of the Special Warrants by July 31, 2014, failing which the holder would be entitled to receive 1.05 Units upon exercise or deemed exercise of the Special Warrants.